02045318

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of July 1, 2002

TUBES OF STEEL OF MEXICO, S.A.
(Translation of Registrant's name into English)

TUBOS DE ACERO DE MEXICO, S.A.
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F √ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2002

Tubos de Acero de México, S.A.

By: Gerardo Varela
Chief Financial Officer

By: Cecilia Bilesio
Corporate Affairs

Tamsa
Tenaris Group

Press Release

Gerardo Varela / José Ramón Calderón
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Dewe Rogerson Inc.
(212) 688-6840 / (212) 419-8305

MEXICO CITY (July 1, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) announced that its *independent accountants have removed the qualification in connection with the value of its* investments in Amazonia in Tamsa's audited financial statements for the year ended December 31, 2001.

All figures are in thousands of Mexican pesos with purchasing power as of December 31, 2001.

In April 2002, Tamsa released to its shareholders its audited financial statements for the year ended December 31, 2001. Because at that date the Consorcio Siderurgia Amazonia (the "Amazonia Consortium") had not yet prepared its audited financial statements for the year ended December 31, 2001, the report of independent accountants accompanying Tamsa's audited financial statements contained a qualification with respect to the value of Tamsa's investment in the Amazonia Consortium and the recoverability of indebtedness owed to Tamsa by the Amazonia Consortium.

Subsequently, on April 10, 2002, the Amazonia Consortium released its audited financial statements for the year ended December 31, 2001. Based on the Amazonia Consortium's audited financial statements and on the results of a study of the value of Tamsa's investment in the Amazonia Consortium by reference to the Amazonia Consortium's net worth in accordance with International Accounting Standards ("IAS"), Tamsa adjusted its equity in loss of associated companies from Ps307,232 to Ps275,239, increasing by Ps31,993 its net income for the year from Ps515,435 to Ps547,428.

The effect of this adjustment included a reduction of Ps7,899 in the cumulative translation adjustment (from Ps796,619 to Ps788,720), an increase of Ps39,892 in the investment in associated companies (from Ps541,325 to Ps581,217) and a reduction of Ps48,359 in the allowance for potential losses in the value of Tamsa's investment in Amazonia and the subordinated convertible debentures (from Ps185,493 to Ps137,134), in each case, as previously recorded by Tamsa as of December 31, 2001. At December 31, 2001, the net value of the investment in Amazonia and the subordinated convertible debentures (including accrued interest) after giving effect to the adjustment, amounted to Ps225,385.

Additionally, Tamsa recognized a gain on net monetary position corresponding to Amazonia of Ps39,330 and Ps85,673 during 2001 and 2000, respectively, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the Mexican Institute of Public Accountants.

The audited financial statements reflecting the adjustment described above will be submitted for approval at the next meeting of Tamsa's shareholders.